Filed pursuant to Rule 433

Registration Statement No. 333-275976

September 24, 2024

Republic of Turkey Announces New Notes Offering and Tender Offer

24 September 2024

ANKARA, TÜRKİYE ––

New Notes Offering

The Republic of Turkey (“Türkiye”) announced today the commencement of a global offering (the “New Notes Offering”) of new notes to be denominated in U.S. dollars (the “New Notes”). The New Notes Offering may include New Notes to be issued and sold to certain tendering holders in the Tender Offer (as described below). Pricing of the New Notes is expected to occur on Wednesday, 25 September 2024. Banco Bilbao Vizcaya Argentaria, S.A., J.P. Morgan Securities plc, BofA Securities, Inc. and Citigroup Global Markets Inc. will serve as Joint Book-Running Managers for the New Notes Offering.

The New Notes Offering is being made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement and the related prospectus for the New Notes Offering may be obtained by contacting any of the following: Banco Bilbao Vizcaya Argentaria, S.A., by calling +44 (0) 207 397 6061; J.P. Morgan Securities plc, by calling +44 20 7134 2468; BofA Securities, Inc., by calling +1-800-294-1322; and Citigroup Global Markets Inc., by calling +1-800-831-9146.

Application will be made to list the New Notes on the Official List and trade the New Notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange.

Tender Offer

Türkiye also announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) the Old Notes (as defined below) in an aggregate principal amount for each series that does not exceed an amount to be determined by Türkiye in its sole discretion (the “Maximum Purchase Amount”). The Tender Offer is made on the terms and subject to the conditions contained in the Tender Offer Memorandum, dated Tuesday, 24 September 2024 (the “Tender Offer Memorandum”), including the pricing of the issue of the New Notes in an amount and on terms and subject to conditions acceptable to Türkiye, which is expected to occur tomorrow. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Tender Offer Memorandum.

The tender period (“Tender Period”) will commence at or around 8:00 a.m., London time, on Wednesday, 25 September 2024. Unless extended or earlier terminated, the Tender Offer will expire at (i) 1:30 p.m., London time, that same day for Non-Preferred Tenders, and (ii) at 2:30 p.m., London time, that same day for Preferred Tenders. HOLDERS WILL ONLY BE ALLOWED TO SUBMIT TENDER ORDERS DURING THE TENDER PERIOD, AS SUCH MAY BE TERMINATED OR EXTENDED.

“Preferred Tenders” are Tender Orders that are submitted concurrently with the submission of an Indication of Interest for the New Notes for at least the same principal amount of New Notes as the principal amount of Old Notes submitted pursuant to such Tender Order. Preferred Tenders must be submitted during the period in which the underwriters for the New Notes Offering are accepting Indications of Interest. “Non-Preferred Tenders” are any Tender Order that is not a Preferred Tender. For both Preferred Tenders and Non-Preferred Tenders, Tender Orders must be of at least a principal amount of U.S.$1,000,000 and integral multiples of U.S.$1,000 in excess thereof (the “Permitted Tender Amounts”).

Türkiye expects to announce the Maximum Purchase Amount, the aggregate principal amount of Preferred Tenders and of Non-Preferred Tenders of the Old Notes that are expected to be accepted and whether any proration has occurred for any series of Old Notes on Thursday, 26 September 2024, or as soon as possible thereafter. The settlement of the Tender Offer is scheduled to occur on Tuesday, 1 October 2024 (the “Tender Offer Settlement Date”) but is subject to change without notice.

The Purchase Price to be paid for the Old Notes that are tendered and accepted pursuant to the Tender Offer will be the fixed price identified for each series of Old Notes set forth in the table below. Holders of the Old Notes participating in the Tender Offer will also receive any accrued and unpaid interest on their Old Notes up to (but excluding) the Tender Offer Settlement Date (“Accrued Interest”).

Old Notes

Old Notes	Outstanding Principal Amount as of 24 September 2024	ISIN	CUSIP	Fixed Price (per U.S.$1,000 Principal Amount)
5.600% Notes due November 14, 2024 (“2024 Notes”)	U.S. $2,500,000,000.00	US900123CW86	900123 CW8	U.S. $1,004.50
7.375% Notes due February 5, 2025 (“7.375% 2025 Notes”)	U.S. $3,250,000,000.00	US900123AW05	900123 AW0	U.S. $1,015.00
4.250% Notes due March 13, 2025 (“4.250% 2025 Notes”)	U.S. $2,000,000,000.00	US900123CX69	900123 CX6	U.S. $1,001.50
6.375% Notes due October 14, 2025 (“6.375% 2025 Notes”)	U.S. $2,500,000,000.00	US900123CZ18	900123 CZ1	U.S. $1,021.50
4.750% Notes due January 26, 2026 (“4.750% 2026 Notes”)	U.S. $1,750,000,000.00	US900123DB31	900123 DB3	U.S. $1,004.00
4.250% Notes due April 14, 2026 (“4.250% 2026 Notes”, and collectively with all the other notes defined under this column, the “Old Notes”)	U.S. $1,500,000,000.00	US900123CJ75	900123 CJ7	U.S. $995.50

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only through any of the Dealer Managers. If a holder does not have an account with a Dealer Manager and desires to tender its Old Notes, it may do so through a broker, dealer, commercial bank, trust company, other financial institution or other custodian, in each case that has an account with a Dealer Manager. Holders will NOT be able to submit tenders through Euroclear Bank SA/NV, Clearstream Banking, S.A. or the Depository Trust Company (“DTC”) system. J.P. Morgan Securities plc, as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and accept Old Notes for purchase pursuant to the terms and conditions in the Tender Offer Memorandum on behalf of Türkiye, subject to proration at Türkiye’s sole discretion and other terms and conditions as described in the Tender Offer Memorandum, on Thursday, 26 September 2024 or as soon as possible thereafter. Failure to deliver Old Notes on time may result, in Türkiye’s sole discretion, in any of the following: (i) the cancellation of a holder’s tender and the holder becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Preferred Tenders, the cancellation of a holder’s tender and the holder remaining obligated to purchase its allocation of New Notes in respect of its related Indication of Interest.

Tender Orders for any series of Old Notes may be subject to proration at Türkiye’s sole discretion. To the extent proration occurs for any series of Old Notes, the Billing and Delivering Bank will accept Old Notes with appropriate adjustments to avoid the purchase of Old Notes in principal amounts other than Permitted Tender Amounts.

Below is a simplified timeline for the Tender Offer. All times below refer to London time. For more information, please refer to the Tender Offer Memorandum.

Tuesday, 24 September 2024	Announcement of Tender Offer.
At or around 8:00 a.m., Wednesday, 25 September 2024	Commencement of the Tender Period.
1:30 p.m. on Wednesday, 25 September 2024 unless extended or earlier terminated without notice	Expiration of Offer for Non-Preferred Tenders.
2:30 p.m. on Wednesday, 25 September 2024 unless extended or earlier terminated without notice	Expiration of Offer for Preferred Tenders.

Wednesday, 25 September 2024, or as soon as possible thereafter	Expected announcement of the Maximum Purchase Amount and whether any proration will occur for any series of Old Notes.
On or about Wednesday, 25 September 2024, subject to change without notice	Expected announcement of pricing terms for the New Notes Offering.
Thursday, 26 September 2024, or as soon as possible thereafter	Türkiye expects (i) to instruct the Billing and Delivering Bank to accept, subject to proration and other terms and conditions as described herein, valid Preferred Tenders and Non-Preferred Tenders and (ii) to announce the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of Old Notes that are expected to be accepted
Tuesday, 1 October 2024, subject to change without notice	Subject to pricing of the New Notes Offering and the other terms and conditions set forth herein, and subject to any proration applicable to Tender Orders, the Billing and Delivering Bank will settle purchases of Old Notes that were accepted for purchase.
Thursday, 3 October 2024	Expected announcement of final results of the Tender Offer.

Each holder submitting Tender Orders shall be deemed to represent to Türkiye, the Dealer Managers and the Billing and Delivering Bank that such holder held, from the time of its submission of its Tender Order, through the Non-Preferred Tender Period Expiration Time or the Preferred Tender Period Expiration Time, as applicable, at least the amount of Old Notes that are being tendered.

All Old Notes that are tendered pursuant to Tender Orders and are accepted by Türkiye will be purchased on behalf of Türkiye by the Billing and Delivering Bank directly or, if the tendering holder does not have an account with the Billing and Delivering Bank, through the Dealer Manager with which such holder placed a Tender Order, or through the broker, dealer, commercial bank, trust company, other financial institution, or other custodian that has an account with a Dealer Manager, with which such holder placed a Tender Order. There is no letter of transmittal for the Tender Offer. Old Notes held through DTC must be delivered for settlement no later than 8:00 p.m., London time, on the Tender Offer Settlement Date. If a holder holds Old Notes through Euroclear or Clearstream, the latest process it can use to deliver its Old Notes is the overnight process, one day prior to the Tender Offer Settlement Date; holders may not use the optional daylight process. Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer. Old Notes accepted for purchase will be settled on a delivery versus payment basis in accordance with customary brokerage practices for corporate fixed income securities.

Türkiye plans, but is not required to, issue and sell New Notes to holders who validly tender their Old Notes pursuant to the Tender Offer and place firm orders for New Notes in the New Notes Offering during the Preferred Tender Period (as well as investors that are not participating in the Tender Offer). If Türkiye determines to issue and sell New Notes to such holders, the scheduled settlement date for the New Notes Offering is expected to occur on 3 October 2024.

The Tender Offer is subject to Türkiye’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Tender Offer at any time. Türkiye reserves the right, in its sole discretion, not to accept tenders for any reason.

The Tender Offer Memorandum may be downloaded from the Information Agent’s website at https://deals.is.kroll.com/turkiye or obtained from the Information Agent, Kroll Issuer Services Limited, at turkiye@is.kroll.com or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Banco Bilbao Vizcaya Argentaria, S.A. Attention: Liability Management One Canada Square 44th Floor E14 5AA, London United Kingdom Telephone: +44 (0) 207 397 6061	J.P. Morgan Securities plc Attention: Liability Management 25 Bank Street London E14 5JP United Kingdom Collect: +44 20 7134 2468

The Billing and Delivering Bank for this Tender Offer is: J.P. Morgan Securities plc.

The Information Agent for this offering is:

Kroll Issuer Services Limited

The Shard

32 London Bridge Street

London SE1 9SG

United Kingdom

Bankers and Brokers: +44 20 7704 0880

Email: turkiye@is.kroll.com

Website: https://deals.is.kroll.com/turkiye

Attention: Arlind Bytyqi

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*  * *

Türkiye has filed a registration statement (including the prospectus) with the SEC for the New Notes Offering. Before you invest, you should read the prospectus in that registration statement and other documents Türkiye files with the SEC for more complete information about Türkiye and the New Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Joint Book-Running Managers or the Dealer Managers, as the case may be, will arrange to send you the preliminary prospectus supplement and the accompanying prospectus for the New Notes Offering if you request it by calling any one of them at the numbers specified above.

A prospectus accompanies this free-writing prospectus and is available from the Securities and Exchange Commission’s website at: https://www.sec.gov/Archives/edgar/data/869687/000119312524082304/d804538dsba.htm

Important Notice

The distribution of materials relating to the New Notes Offering and the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into a holder’s possession, the holder is required by Türkiye to inform itself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Türkiye in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The Old Notes and New Notes may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the Old Notes or New Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Notes or New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The offering of the New Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation. Each Joint Book-Running Manager has represented and agreed that any offer, sale or delivery of the New Notes or distribution of copies of the New Notes Offering prospectus supplement or any other document relating to the New Notes in the Republic of Italy will be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Any such offer, sale or delivery of the New Notes or distribution of copies of the New Notes Offering prospectus supplement or any other document relating to the New Notes in the Republic of Italy must be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”), CONSOB Regulation No. 20307 of 15 February 2018 and Legislative Decree No. 385 of 1 September 1993 (in each case as amended from time to time) and any other applicable laws and regulations; (ii) in compliance with Article 129 of Legislative Decree No. 385 of 1 September 1993, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016 and on 2 November 2020); and (iii) in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or any other Italian authority.

None of the Tender Offer, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer has been or will be registered with the CONSOB pursuant to applicable Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to Article 101 bis, paragraph 3 bis of the Consolidated Financial Act and Article 35 bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Holders or beneficial owners of the Old Notes that are resident and/or located in Italy can tender the Old Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. The Tender Offer Memorandum and the information contained therein are intended only for the use of its recipient and are not to be distributed to any third party resident and/or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the Old Notes or the Tender Offer.

The New Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each Joint Book-Running Manager has represented and agreed that it has not offered or sold, and will not offer or sell any New Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

The New Notes Offering prospectus supplement and accompanying prospectus, and the Tender Offer Memorandum have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Neither the New Notes Offering nor the Tender Offer constitutes an offering of securities in Singapore pursuant to the Securities and Futures Act, 2001 of Singapore (the “SFA”). Each Joint Book-Running Manager has represented and agreed that it has not offered or sold or caused the New Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Notes or cause such New Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the New Notes Offering prospectus supplement and accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to, and in accordance with the conditions specified in Section 275 of the SFA.

Neither the communication of the Tender Offer Memorandum nor the New Notes Offering prospectus supplement and accompanying prospectus nor any other offer material relating to the Tender Offer or the New Notes Offering has been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). The Tender Offer Memorandum and the New Notes Offering prospectus supplement and accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the United Kingdom; (ii) those persons falling within the definition of investment professionals (contained in Article 19(5) of the FSMA (Financial Promotion) Order 2005 (as amended, the “Order”) or within Article 49(2) of the Order or other persons to whom they may be lawfully communicated under the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Tender Offer Memorandum and the New Notes Offering prospectus supplement and accompanying prospectus relate is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on the Tender Offer Memorandum or the New Notes Offering prospectus supplement and accompanying prospectus or any of its contents. The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the New Notes Offering prospectus supplement and accompanying prospectus or any of its contents.

Manufacturer target market (EU MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).